FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Feb 15, 2006

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
----------------------------------
Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer and Investor Relations Director

Sadia S.A.
(Public-held company)

Financial statements
December 31, 2005 and 2004
(A translation of the original report in Portuguese as published in Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil).

Sadia S.A.
Publicly-held company

Financial statements

December 31, 2005 and 2004

Contents

Independent auditors`report

Balance sheets

Statements of income

Statements of changes in shareholders’ equity

Statements of changes in financial position

Statements of cash flows

Statements of consolidated added value

Notes to the financial statements

5-6 7-8 9 10 11 12 13 14-65

Independent auditors’ report To The Board of Directors and Shareholders Sadia S.A. Concórdia - SC

1.
We have examined the balance sheets of Sadia S.A. and the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2005 and 2004, and the related statements of income, changes in shareholders’ equity and changes in financial position for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

2.
Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3.
In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Sadia S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004, and the results of its operations, changes in its shareholders’ equity and changes in its financial position for the year then ended, in conformity with accounting practices adopted in Brazil.

4.
Our examinations were performed with the objective of expressing an opinion on the financial statements taken as a whole. The statements of cash flows and added value as of December 31, 2005 and 2004, are supplementary to the aforementioned financial statements, and have been included to facilitate additional analysis. This supplementary information was subject to the same audit procedures as applied to the aforementioned financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the financial statements taken as a whole.

January 31, 2006 KPMG Auditores Independentes CRC SP014428/O-6-S-SC Adelino Dias Pinho Accountant CRC SP 097869/O-6-S-SC

Sadia S.A. Publicly-held Company Balance sheets December 31, 2005 and 2004 (In thousands of Reais)

	Parent company		Consolidated
	2005	2004	2005	2004

Assets
Current assets:
Cash and cash equivalents	148,716	84,270	196,306	155,600
Short-term investments	659,149	430,851	2,402,326	1,968,278
Accounts receivable from future contracts	221	153,735	28,287	196,061
Trade accounts receivable	481,154	692,857	509,615	349,605
Inventories	948,560	1,025,125	992,490	1,064,671
Recoverable taxes	140,212	151,237	147,088	156,615
Deferred tax credits	27,223	36,180	29,494	38,823
Other credits	66,815	55,582	75,251	67,650

	2,472,050	2,629,837	4,380,857	3,997,303

Noncurrent assets:
Long-term investments	65,057	282,247	65,057	282,247
Recoverable taxes	120,024	87,186	120,024	87,186
Deferred tax credits	76,550	67,042	76,550	67,042
Judicial deposits	78,290	77,098	78,396	77,204
Related parties	96,377	597	0	0
Other credits	57,908	29,119	58,599	29,850

	494,206	543,289	398,626	543,529

Permanent assets:
Investments	1,107,275	768,134	77,136	19,260
Property, plant and equipment	1,571,395	1,112,859	1,576,013	1,116,203
Deferred charges	87,487	49,140	90,193	49,522

	2,766,157	1,930,133	1,743,342	1,184,985

Total	5,732,413	5,103,259	6,522,825	5,725,817

See the accompanying notes to the financial statements.

Sadia S.A. Publicly-held Company Balance sheets December 31, 2005 and 2004 (In thousands of Reais)
	Parent company		Consolidated
	2005	2004	2005	2004
Liabilities and shareholders' equity
Current liabilities:
Loans and financing	782,810	1,165,044	1,384,667	1,615,544
Accounts payable from future contracts	-	178,874	10,702	201,616
Trade accounts payable	490,659	482,339	495,758	487,654
Advances from subsidiaries	458,284	138,991	-	-
Salaries, social charges and accrued vacation payable	97,640	87,205	99,225	88,140
Taxes payable	34,151	33,188	38,651	38,058
Dividends payable	128,210	82,797	128,210	82,797
Employees' profit sharing	58,454	50,280	59,304	51,048
Deffered Taxes	3,321	-	3,321
Other accounts payable	135,492	88,928	161,737	111,476
	2,189,021	2,307,646	2,381,575	2,676,333
Noncurrent liabilities:
Loans and financing	715,048	836,073	1,714,527	1,101,830
Advances from subsidiaries	401,430	-	-	-
Employee benefit plan	82,997	82,576	82,997	82,576
Provision for contingencies	69,538	56,861	71,947	58,984
Deferred taxes	29,490	11,723	29,490	11,723
Other accounts payable	16,849	16,205	16,824	16,363

	1,315,352	1,003,438	1,915,785	1,271,476
Minority interest in subsidiaries	-	-	1,816	160

Shareholders' equity:
Capital	1,500,000	1,000,000	1,500,000	1,000,000
Profit reserves	738,417	767,441	738,417	767,441
Treasury stock	(10,377)	(198)	(10,377)	(198)
Retained earnings	-	24,932	(4,391)	10,605

	2,228,040	1,792,175	2,223,649	1,777,848
Total	5,732,413	5,103,259	6,522,825	5,725,817

See the accompanying notes to the financial statements.

Sadia S.A. Publicly-held Company Statements of income Years ended December 31, 2005 and 2004 (In thousands of Reais, except for information on earnings per shares)

	Parent company		Consolidated
	2005	2004	2005	2004
Gross operating revenue
Domestic market	4,219,242	3,724,654	4,251,675	3,732,013
Foreign market	3,722,795	3,135,006	4,076,324	3,584,533
	7,942,037	6,859,660	8,327,999	7,316,546
Sales deductions	(856,215)	(832,102)	(1,009,561)	(1,009,073)
Net operating revenue	7,085,822	6,027,558	7,318,438	6,307,473
Cost of goods sold	(5,347,406)	(4,384,829)	(5,311,062)	(4,462,269)
Gross profit	1,738,416	1,642,729	2,007,376	1,845,204
Selling expenses	(1,125,815)	(1,009,898)	(1,234,138)	(1,145,413)
Administrative	(52,013)	(54,605)	(52,013)	(55,374)
Management Fees	(13,714)	(12,923)	(13,714)	(12,923)
Other operating income	(11,111)	25,757	(6,643)	21,468
Employees' profit sharing	(58,682)	(49,789)	(60,034)	(51,234)
Financial income (expenses), net	(50,639)	(118,605)	235,973	(32,657)
Equity in earnings of subsidiaries	290,229	101,192	(152,399)	(50,678)
Operating income	716,671	523,858	724,408	518,393
Nonoperating income (expense)	2,653	(5,933)	4,612	(6,842)
Income before income and social contribution taxes	719,324	517,925	729,020	511,551
Current income and social contribution taxes	(51,384)	(29,910)	(51,991)	(32,304)
Deferred income and social contribution taxes	(20,537)	(42,714)	(20,909)	(40,374)
Net income	647,403	445,301	656,120	438,873
Minority interest	-	-	(1,219)	137
Controlling shareholder equity interest	-	-	657,339	438,736
Earnings per thousand outstanding shares	951.37	652.27	-	-

See the accompanying notes to the financial statements.

Sadia S.A. Publicly-held Company Statements of changes in shareholders’ equity Years ended December 31, 2005 and 2004 (In thousands of Reais)
		Profit reserves
				Research &
		Legal	Expansion	development	Treasury	Retained
Parent Company	Capital	reserve	reserve	reserve	shares	earnings	Total

Balances at December 31, 2003	1,000,000	34,462	392,420	43,568	(198)	24,932	1,495,184

Net income for the year	-	-	-	-	-	445,301	445,301

Destinations:
Reserves	-	22,265	252,461	22,265	-	(296,991)	-

Interest on shareholders' equity	-	-	-	-	-	(148,310)	(148,310)

Balances at December 31, 2004	1,000,000	56,727	644,881	65,833	(198)	24,932	1,792,175

Net income for the year	-	-	-	-	-	647,403	647,403

Capital increase with reserves	500,000	(33,255)	(399,057)	(42,756)	-	(24,932)	-

Acquisition of treasury stock	-	-	-	-	(10,179)	-	(10,179)

Destinations:
Reserves	-	32,370	381,304	32,370	-	(446,044)	-

Interest on shareholders' equity/Dividends	-	-	-	-	-	(201,359)	(201,359)

Balances at December 31, 2005	1,500,000	55,842	627,128	55,447	(10,377)	-	2,228,040

See the accompanying notes to the financial statements.

Sadia S.A. Publicly-held Company Statements of changes in financial position Years ended December 31, 2005 and 2004 (In thousands of Reais)

	Parent Company		Consolidated
	2005	2004	2005	2004
Sources of funds
Operations
Net income for the year	647,403	445,301	656,120	438,873
Items not affecting working capital
Minority interest	-	-	2,875	36
Depreciation, amortization and depletion	177,226	188,864	178,175	189,595
Goodwill amortization	16,484	-	16,484	-
Long term interest and variations	(25,032)	(14,026)	(228,925)	(153,740)
Residual cost on disposal of permanent assets	6,552	17,257	6,815	15,823
Provision for contingencies	12,677	(7,054)	12,963	(9,029)
Employee benefit plan	421	10,708	421	10,708
Equity in earnings of subsidiaries	(293,852)	(103,267)	148,776	51,155
Long term deferred taxes	8,259	13,327	8,259	15,918
	550,138	551,110	801,963	559,339
From third parties
Increase in noncurrent liabilities	310,745	379,822	1,336,858	678,470
Redemption of long-term investments	13,088	-	13,088	-
Proceeds obtained from the sale of fixed assets	19,622	2,752	19,622	2,857
Interest on shareholders' equity of subsidiaries	4,548	4,029	-	-
Transfer from long-term to current assets	296,119	85,976	296,119	383,588
Increase in other long-term liabilities	402,074	-	460	-
Decrease in other long-term assets	-	27,506	-	1,814
	1,046,196	500,085	1,666,147	1,066,729
Total sources	1,596,334	1,051,195	2,468,110	1,626,068
Applications of funds
Long-term assets
Long-term investments	85,002	238,077	85,002	399,413
Judicial deposit	1,192	2,126	1,192	2,126
Increase in other long-term assets	148,329	13,043	52,508	12,660
Decrease in other long-term liabilities	-	30,996	-	34,065
Investments	66,321	1,088	74,360	2,028
Property, plant and equipment	639,724	303,085	642,149	304,935
Transfer of current liabilities to property, plant and equipment	19,317	3,195	19,101	3,279
Deferred charges	41,242	27,183	43,843	27,322
Acquisition of treasury stock	10,179	-	10,179	-
Interest on shareholders' equity/dividends	201,359	148,310	201,359	148,310
Transfer of noncurrent liabilities to current liabilities	422,831	1,006,511	660,105	1,006,511
Total applications	1,635,496	1,773,614	1,789,798	1,940,649
(Decrease)/increase in working capital	(39,162)	(722,419)	678,312	(314,581)
Changes in working capital
At end of year	283,029	322,191	1,999,282	1,320,970
At beginning of year	322,191	1,044,610	1,320,970	1,635,551
	(39,162)	(722,419)	678,312	(314,581)
See the accompanying notes to the financial statements.

Sadia S.A. Publicly-held Company Statements of cash flows Years ended December 31, 2005 and 2004 (In thousands of Reais)

	Parent company		Consolidated
	2005	2004	2005	2004
Net income for the year	647,403	445,301	656,120	438,873
Adjustments to reconcile net income to cash
generated by operating activities:
Variation in minority interest	-	-	2,875	36
Accrued interest, net of paid interest	(157,443)	133,823	(47,233)	154,885
Depreciation, amortization and depletion allowances	177,226	188,864	178,175	189,595
Goodwill amortization	16,484	-	16,484	-
Equity in earnings of subsidiaries	(293,852)	(103,267)	148,776	51,155
Deferred taxes	20,537	42,714	20,908	42,662
Contingencies	12,677	(7,054)	12,963	(9,029)
Result from the disposal of permanent assets	6,552	17,257	6,815	15,823
Variation in operating assets and liabilities:
Trade notes receivable	211,703	145,601	(160,010)	104,331
Inventories	76,565	(225,236)	72,181	(225,114)
Recoverable taxes and others	(61,867)	(30,167)	(231,230)	(88,969)
Judicial deposits	(1,192)	(2,126)	(1,192)	(2,126)
Trade accounts payable	8,320	113,458	8,104	109,805
Advances from subsidiaries	720,723	125,990	-	-
Taxes payable, salaries payable and others	60,298	(127,204)	44,864	(175,839)
Net cash generated by operating activities	1,444,134	717,954	728,600	606,088
Investment activities:
Funds from the sale of permanent assets	3,400	2,752	3,400	2,857
Investments in subsidiaries	(29,702)	(1,088)	-	-
Purchase of property, plant and equipment	(680,966)	(330,268)	(685,992)	(332,257)
Acquisition of subsidiary,	(54,443)	-	(54,443)	-
Short-term investments	(442,156)	(1,276,554)	(2,313,367)	(3,473,202)
Redemption of investments	255,129	1,385,565	1,818,443	3,212,485
Net cash from investment activities	(948,738)	(219,593)	(1,231,959)	(590,117)
Loans activities:
Loans received	968,439	1,501,904	2,529,773	2,262,204
Loans paid	(1,163,696)	(1,902,693)	(1,845,795)	(2,221,741)
Dividends paid	(129,734)	(131,237)	(129,734)	(131,237)
Loans with subsidiaries	(95,780)	26,805	-	-
Acquisition of treasury stock	(10,179)	-	(10,179)	-
	(430,950)	(505,221)	544,065	(90,774)
Net cash from loans activities
Cash at beginning of year	84,270	91,130	155,600	230,403
Cash at end of year	148,716	84,270	196,306	155,600
Net increase (decrease) in cash	64,446	(6,860)	40,706	(74,803)

See the accompanying notes to the financial statements.

Sadia S.A. Publicly-held Company Statements of consolidated added value Years ended December 31, 2005 and 2004 (In thousands of Reais)

	Consolidated

	2005	2004

Revenues/Income	8,439,424	7,441,580
- Wealth generated by operations	8,232,688	7,188,285

Sale of products, goods and services	8,232,688	7,188,285

- Wealth from third parties	206,736	253,295

Other operating results	(6,643)	21,468
Financial income	361,165	289,343
Equity in earnings of subsidiaries	(148,776)	(51,155)
Other nonoperating results	990	(6,361)
Raw materials acquired from third parties	(4,046,583)	(3,410,708)
Services rendered by third parties	(1,429,735)	(1,280,820)

Added value to be distributed	2,963,106	2,750,052

Distribution of added value:
- Human resources	994,309	842,458
- Interest on third-party capital	91,445	289,345
- Government	1,022,339	988,321
- Shareholders (Dividends)	198,419	148,310

Retention:	656,594	481,618

Depreciation/Amortization/Depletion	194,659	189,595
Retained profits	457,701	290,563
Others	4,234	1,460

See the accompanying notes to the financial statements.

Sadia S.A. Publicly-held Company Notes to the financial statements Years ended December 31, 2005 and 2004 (In thousands of Reais)

1	Operations

The Company's main business activities are organized into three operational segments: poultry (chickens and turkeys), pork and processed products. The large production chain permit its products to be commercialized in Brazil and abroad by retailers, small groceries and food service chains.

The Company distributes its products through a large number of sales points in the local market and exports to countries in Europe, the Middle East, Asia and the Americas. The Company has 13 industrial units and 16 distribution centers located in 14 Brazilian states.

The industrially processed products segment has been the principal focus of the Company's investments in recent years and comprises products such as oven-ready frozen food, refrigerated pizzas and pasta, margarine, industrially processed poultry and pork by-products, crumbed products, a diet line and pre-sliced ready-packed products and desserts. As from the last quarter of 2005 the company recover the slaughter of cattle for export.

The Company has a corporate governance tier one listing for its shares on the São Paulo Stock Exchange, the Madrid Stock Exchange (Latibex) and ADRs negotiated on the New York Stock Exchange (NYSE).

2	Preparation and presentation of the financial statements

The individual and consolidated financial statements were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and the rules of the Brazilian Securities and Exchange Commission (CVM).

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

3	Description of significant accounting policies

	a.	Statement of income

Income and expenses are recognized on the accrual basis. Revenue from the Company's sales is recognized upon shipment of the products and when the following conditions are met: i) the ownership is transferred and therefore risk of loss has passed to the client; ii) collection is probable; iii) there is evidence of an arrangement; and iv) the sales price is fixed or determinable.

	b.	Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the balance sheet date and the foreign exchange differences arising on translation are recognized in the statement of income for the year.

	c.	Accounting estimates

The preparation of the financial statements in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, deferred charges, allowance for doubtful accounts, inventories, deferred tax assets, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to employees' benefits. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company reviews the estimates and assumptions periodically.

	d.	Long and short-term investments

Investment funds in local and foreign currency are recorded at market value according to the respective shares price at the date of the financial statements.

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

Other long and short-term investments in local and foreign currency are recorded at cost plus income accrued up to the balance sheet date, not exceeding market value.

Additionally, the portion receivable from currency swap contracts is recorded at the difference between the nominal amounts of these contracts and the amounts restated by the variation of the foreign currency, plus interest earned up to the balance sheet date.

e.	Trade Accounts receivable

Trade accounts receivable are recorded at the amount invoiced and interest is not levied. The allowance for doubtful accounts is the best estimate the Company has and is considered sufficient by management to cover any losses arising on collection of accounts receivable. Accounts receivable are written off against the allowance for doubtful accounts after all means of collection have been exhausted and the possibility of recovery of the amounts receivable is considered remote.

f.	Inventories

Finished goods, livestock (excluding breeders), work-in-progress, raw materials and supplies and others are valued at the lower of cost of acquisition or production (average method), or replacement or realization. The cost of finished goods and work-in-progress includes raw materials acquired, labor, production expenses, transport and storage relating to the purchase and production of inventories. Normal production losses are inventoried and abnormal losses are expensed immediately as cost of goods sold.

g.	Investments

Investments in subsidiaries in Brazil and abroad are valued using the equity method based on the respective net equity calculated on the same date, as disclosed in Note 9.

The financial statements of foreign subsidiaries are translated into Brazilian Reais, based on the following criteria:

· Balance sheet accounts at the exchange rate at the end of the year.

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

· Statement of income accounts at the exchange rate at the end of each month. Other investments are valued at cost less a provision for devaluation, when applicable.

h.	Property, plant and equipment

Property, plant and equipment are recorded at cost of acquisition, formation or construction, including the interest incurred on financing, during the period of construction, modernization and expansion of the industrial units. Expenditures that materially extent the useful lives of existing facilities and equipment are capitalized. Depreciation is calculated using the straight-line method at rates that take into account the estimated useful life of the assets, adjusted in keeping with the work shifts, as disclosed in Note 10. Depletion of forestry resources is calculated based on the extraction of timber and the average costs of the forests.

Breeding stock is recorded at the cost of formation which includes the appropriation of costs of the breeding hens, animal feed, medication and labor. These costs are accumulated for approximately six months until the breeding stock initiates the breeding cycle. From then on, the costs of the breeding stock begin to be amortized by the estimated number of offsprings. The productive cycle ranges from fifteen to thirty months.

i.	Permanent losses in noncurrent assets

The Company reviews its property, plant and equipment to verify possible losses considered permanent, whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable based on future cash flows. If these events occur, the reviews will be conducted at the lowest level of groups of assets for which the Company manages to attribute future cash flows. If the carrying amount of an asset is higher than the future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.Until now, these reviews have not indicated the need to recognize permanent losses.

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

j.	Deferred charges

Deferred charges are represented substantially by pre-operating costs incurred in the implementation of software and development of new products, which are amortized on a straight-line basis over 5 years as from the beginning of operation.

k.	Current and noncurrent liabilities

Current and noncurrent liabilities are stated at known or estimated amounts, plus related charges and monetary and exchange variations up to the balance sheet date.

l.	Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

m.	Income and social contribution taxes

The income and social contribution taxes, both current and deferred, are calculated monthly based on taxable income at the rates of 15% plus a surcharge of 10% for income tax and 9% for social contribution and consider the offsetting of tax losses and negative basis of social contribution, limited to 30% of taxable income.

The deferred tax assets were recorded in accordance with CVM Instruction 371/02 and are represented significantly by temporary differences arising from non-deductible provisions, including tax loss carryforward and negative basis of social contribution.

n.	Employees' benefits

Employees' benefits are recorded based on actuarial studies prepared annually at the end of the year in compliance with CVM Deliberation 371/00.

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

o.	Reclassifications

Management, with the aim of better reflecting the accounting classification of the transactions involving breeding stock and bonuses for clients, made the following reclassifications in the financial statements, retroactively inclusive for comparison purposes:

i. Breeding stock in the amount of R$ 105,014 (R$ 108,065 as of December 31, 2004) from inventories to property, plant and equipment.

ii. Bonuses for clients in the amount of R$ 61,259 (R$ 71,750 as of December 31, 2004) from selling expenses to deductions from sales.

p.	Environmental questions.

Our production facilities and our forestry activities are subject to government environmental regulations. We have reduced the risks associated with environmental questions through operational controls and procedures, as well as investments in equipment and systems for pollution control. We believe that no provision for losses related to environmental questions is currently necessary, based on existing Brazilian laws and regulations.

q.	Supplementary Information

The statements of cash flows and added value are supplementary to the aforementioned financial statements and have been included to facilitate additional analysis by the financial, statements' users.

The statements of cash flows have been prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

The statements of added value have been prepared in accordance with the model of FIPECAFI - Institute of Account, Actuarial and Financing Researches, which have the objective of demonstrating the value of the wealth generated by the Company and its distribution among the elements that contributed to its generation.

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

As a result of the reclassification of the breeding stocks, done in June 30, 2005, the statements of cash flows and added value as of December 31, 2004, were adjusted in order to reflect this reclassification and maintain comparability with the information as of December 31, 2005.

r.	Consolidated financial information

The transactions and balances between the Parent company and its subsidiaries included in the consolidation process have been eliminated and the non-realized profit arising from the sales to the subsidiaries were excluded and incorporated to the inventory balances for each year. Minority interests were excluded from shareholders' equity and net income and are presented separately in the consolidated balance sheets and income statements.

In the case of joint ventures, the assets, liabilities and shareholders' equity and the result for the year were consolidated in proportion to the percentage of ownership.

In accordance with the CVM Instruction 408/04, the Company consolidated the financial statements of its investment funds Concórdia Foreign Investment Fund Class A and Taurus Fund Limited, where it is the wholly investment holder. These investment funds have the sole purpose of centralizing the foreign investment fund portfolio, delegating to a third party the administrative functions and maximizing shareholder returns. As of December 31, 2005 and 2004, these investment funds were consolidated in the Company's financial statements as they had loans collateralized by its own financial assets.

The consolidated financial statements include the accounts of Sadia S.A. and its direct and indirect subsidiaries, including investments in joint ventures. The consolidated direct or indirect subsidiaries and the corresponding shareholdings of the Company are as follows:

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

	Shareholdings in % at
	2005	2004

Sadia International Ltd.	100.00	100.00
Sadia Uruguay S.A.	100.00	100.00
Sadia Alimentos S.A.	0.01	0.01
Sadia Chile S.A.	60.00	60.00
Sadia Alimentos S.A.	99.99	99.99
Churrascaria Beijing Brazil Ltd. (*)	50.00	50.00
Concórdia Foods Ltd. (*)	50.00	50.00
Sadia UK Ltd.	100.00	100.00
Concórdia S.A. C.V.M.C.C.	99.99	99.99
Empresa Matogrossense de Alimentos Ltda. (**)	100.00	-
Rezende Óleo Ltda.	100.00	100.00
Rezende Marketing e Comunicações Ltda.	0.09	0.09
Rezende Marketing e Comunicações Ltda.	99.91	99.91
Sadia GmbH	100.00	100.00
Wellax Food Logistics C. P. A. S. U. Lda.	100.00	100.00
Sadia Foods GmbH	100.00	100.00
Qualy B. V.	100.00	100.00
Sadia Japan Ltd.	100.00	100.00

(*) Joint-Ventures
(**) Acquired of controlling on September 9, 2005 (see note 9)

21

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

Reconciliation of shareholders’ equity and net income between the Company and consolidated is as follows:

	Net income		Shareholders' equity
	2005	2004	2005	2004

Company's financial statements	647,403	445,301	2,228,040	1,792,175

Elimination of unrealized profits on inventories in intercompany operations, net of taxes	(4,391)	(14,327)	(18,718)	(24,123)

Reversal of the elimination of unrealized results in inventories, net of taxes, resulting from intercompany operations at December 31, 2004 and 2003	14,327	7,762	14,327	9,796

Consolidated financial statements	657,339	438,736	2,223,649	1,777,848

22

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

4	Long and short-term investments

	Interest % (annual average)	Parent company		Consolidated
		2005	2004	2005	2004
Short-term investments
Local currency
Investment funds	18.12	362,971	224,728	401,931	575,304
Austrian Bonds indexed in Reais	16.30	278,040	-	278,040	-
Treasury bills - LFT	18.12	-	176,555	-	176,555
Others	7.65	97	89	97	89
		641,108	401,372	680,068	751,948
Foreign currency
Investment funds	9.25	-	-	1,613,682	836,055
Interest-bearing current accounts	4.04	-	-	87,959	350,796
Currency swap contracts		18,041	29,479	18,041	29,479
Interest rate swap contracts		-	-	2,576	-
		18,041	29,479	1,722,258	1,216,330
Total short-term		659,149	430,851	2,402,326	1,968,278

Long-term investments
Local currency
National Treasury Certificate - CTN	12.00	25,710	22,479	25,710	22,479
Treasury bills - LFT	18.12	39,347	-	39,347	-
Austrian Bonds indexed in Reais	16.30	-	237,748	-	237,748
		65,057	260,227	65,057	260,227
Foreign currency
Currency Swap contracts		-	22,020	-	22,020
		-	22,020	-	22,020
Total long-term		65,057	282,247	65,057	282,247

23

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

Long-term investments as of December 31, 2005 mature as follows:

Maturity
2008	39,347
2010 onwards	25,710
65,057

The investment fund portfolio in local currency is composed mainly of post-fixed Bank Deposit Certificates, National Treasury Securities and investment funds.

The investment fund portfolio in foreign currency is composed mainly of investments in dual currency, which have differentiated profitability according to the strike negotiated, and structured notes issued by first-tier American and European banks, pegged to securities of first-tier Brazilian companies and banks.

5	Accounts receivable

	Parent company		Consolidated
	2005	2004	2005	2004
Foreign:
Subsidiaries	79,566	422,374	-	-
Customers	151,266	76,394	260,545	175,546
Advance on delivered export contracts	(19,102)	-	(19,102)	-
Total of foreign	211,730	498,768	241,443	175,546
Domestic customers	278,791	201,132	278,799	201,141
(-) Discounted receivables	-	-	-	(17,830)
(-) Allowance for doubtful accounts	(9,367)	(7,043)	(10,627)	(9,252)
	481,154	692,857	509,615	349,605

24

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

The changes in the allowance for doubtful accounts are as follows:

	Parent company		Consolidated
	2005	2004	2005	2004
Balance at the beginning of the year	(7,043)	(30,461)	(9,252)	(33,769)
Amounts charged to expense	(3,496)	(5,898)	(4,234)	(7,143)
Write offs	1,172	29,316	2,859	31,660
Balance at the end of the year	(9,367)	(7,043)	(10,627)	(9,252)

The Company and its subsidiaries abroad (Sadia International Ltd and Wellax Food Comércio de Produtos Alimentares Lda.) entered into an agreement for sale of its receivables with an outside financial institution up to the maximum amount of US$130 million, with interest rate of 0.375% p.a. + LIBOR. Credit insurance covering 90% of the value of the receivable was taken out with third parties and the beneficiaries in the event of default are the contracting financial institutions. At December 31, 2005 e 2004, the receivable assigned was approximately US$100 million.

During the year ended December 31, 2005, the Company received approximately R$1,840 million (R$1,500 million in 2004) in cash funds and incurred expenses of R$8 million (R$4 million in 2004) with respect to this agreement.

The Company also assigned receivables to a Credit Assignment Investment Fund (FIDC), administered by Concórdia S.A. Corretora de Valores Móbiliarios, Cambio e Commodities. As of December 31, 2005, the net equity of this fund was R$ 231,197 (R$ 195,604 at December 31, 2004), of which R$ 190,350 (R$ 162,138 at December 31, 2004) was represented by acquisitions of the Company’s receivables on the domestic market, with a discounted cost equivalent to 95% of the CDI per senior quota. The assignment of the receivables is made without right of recourse, and the eventual losses from default for Sadia are limited to the value of the subordinated quotas, which at December 31, 2005, represented R$17,150 (R$ 13,006 at December 31, 2004).

For other domestic accounts receivables, the Company has credit insurance, which guarantees a compensation, in case of delinquency, of 85% to customers with pre-approved credit and of 60% to the new customers or with a credit limit below R$ 50.

25

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

6	Inventories
	Parent company		Consolidated
	2005	2004	2005	2004
Finished goods and products for sale	307,445	348,125	349,360	386,584
Livestock and poultry for slaughter and sale	386,561	351,980	386,561	351,980
Raw materials	127,963	188,298	129,245	189,158
Work in process	38,336	71,484	38,336	71,484
Packaging materials	36,702	35,206	36,702	35,206
Storeroom	22,776	18,566	22,776	18,566
Products in transit	8,608	7,564	9,341	7,791
Advances to suppliers	13,599	47	13,599	47
Imports in transit	6,570	3,855	6,570	3,855
	948,560	1,025,125	992,490	1,064,671

7	Recoverable taxes

	Parent company		Consolidated
	2005	2004	2005	2004
ICMS	160,227	79,729	162,060	81,791
IPI	48,820	53,272	48,853	53,626
Income and social contribution taxes	44,051	30,819	48,679	33,753
COFINS	3,419	61,924	3,748	61,932
PIS	3,663	12,623	3,663	12,623
Others	56	56	109	76
	260,236	238,423	267,112	243,801

Short-term portion	140,212	151,237	147,088	156,615
Long-term portion	120,024	87,186	120,024	87,186

26

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

	a.	Value-added tax on sales and services - ICMS

Composed of credits generated by the commercial operations and by the acquisition of property, plant and equipment, of a number of the Company’s units and can be offset with taxes of the same nature.

	b.	Excise tax - IPI

Composed of amounts arising from the following operations: presumed credit on packaging and inputs, presumed credit for reimbursement of PIS/PASEP and COFINS on exportations and export incentives, which can be compensated with other federal taxes.

	c.	Income and social contribution taxes

Correspond to income tax withheld at source on short-term financial investments and income tax and social contributions paid in advance that can be offset with federal taxes and contributions.

	d.	Social contributions - PIS/COFINS

Composed of credits arising from non-cumulative collection of PIS and COFINS, which can be compensated with other federal taxes.

8	Related party transactions

Related party transactions refers to mainly sales operations between the Company and its subsidiaries, which were performed under normal market conditions for similar types of operations. The balance sheet and income statement transactions between related parties are shown below:

27

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

	2005	2004
Accounts receivable
Wellax Food Logistics C. P. A. S. U. Lda.	59,190	410,848
Sadia International Ltd.	2,440	43
Sadia Alimentos S.A.	1,161	688
Sadia Uruguay S.A.	831	656
Qualy B.V.	14,396	8,411
Sadia Chile S.A.	1,548	1,728
	79,566	422,374

Interest on shareholders' equity
Concórdia C.V.M.C.C.	4,548	4,028
	4,548	4,028

Loans
Wellax Food Logistics C. P. A. S. U. Lda.	95,063	-
Sadia International Ltd.	(253)	(286)
Empresa Matogrossense de Alimentos Ltda.	659	-
Rezende Óleo Ltda.	848	830
Concórdia S.A. CCVMCC	4	-
Rezende Marketing e Comunicação Ltda.	56	53
	96,377	597

Advances from subsidiaries
Wellax Food Logistics C. P. A. S. U. Lda.	(857,699)	(133,565)
Sadia International Ltd.	(2,015)	(5,426)
	(859,714)	(138,991)

Sales
Wellax Food Logistics C. P. A. S. U. Lda.	2,240,660	2,056,363
Sadia International Ltd.	71,391	75,274

28

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

	2005	2004

Sadia Chile S.A.	16,493	11,175
Sadia Alimentos S.A.	11,999	9,112
Sadia Uruguay S.A.	4,536	4,984
Só Frango Produtos Alimentícios Ltda.	1,291	-
	2,346,370	2,156,908

Goods Purchase
Só Frango Produtos Alimentícios Ltda.	16,030	-
	16,030	-

Net financial result
Wellax Food Logistics C. P. A. S. U. Lda.	22,536	-
Sadia International Ltd.	320	9,000
	22,856	9,000

9	Investments

			Net income		Investment
		Shareholder's	(loss) for	Equity	balances
Investments	Ownership	equity	the period	result	2005	2004

Sadia GmbH	100.00	902,143	424,186	283,027	902,143	619,116
Sadia International Ltd.	100.00	93,445	5,060	(6,014)	93,445	99,459
Concórdia S.A. CVMCC	99.99	53,678	7,979	11,602	53,678	46,624
Empresa Matogrossense de Alimentos Ltda.	100.00	1,350	-	-	1,350	-
Rezende Óleo Ltda.	100.00	1,138	(413)	(413)	1,138	1,551
Rezende Market e Comun. Ltda.	99.91	(25)	(4)	(4)	-	-
Só Frango Produtos Alimentícios Ltda.	-	-	-	5,654	-	-
Total in subsidiaries				293,852	1,051,754	766,750
Goodwill				-	54,076	-
Other investments				-	1,445	1,384
Total investments of the Parent Company				293,852	1,107,275	768,134

29

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

					Investment balances
Investments	Ownership	Shareholder's equity	Net income (loss) for the period	Equity result	2005	2004
Other investments of subsidiaries/affiliates				-	21,615	17,877
Investments eliminated on consolidation				(442,628)	(1,051,754)	(766,751)
Total consolidated investments				(148,776)	77,136	19,260

The changes in the investments are as follows:

						Dividends /	Shareholding result
	Acquisition	Amortization	Capital Increase	Negative Equity	Merger	Interest on shareholders' equity	Operational	Non Operational

Sadia G.m.b.H.	-	-	-	-	-	-	283,027	-
Sadia International Ltd.	-	-	-	-	-	-	(6,014)	-
Concórdia S.A. CVMCC	-	-	-	-	-	(4,548)	7,979	3,623
Rezende Óleo Ltda.	-	-	-	-	-	-	(413)	-
Rezende Marketing e Comunicação Ltda.	-	-	-	4	-	-	(4)	-
Só Frango Produtos Alimentícios Ltda.	7,837	-	17,527	-	(31,018)	-	5,654	-
Empresa Matogrossense de Alimentos Ltda.	1,350	-	-	-	-	-	-	-
	9,187	0	17,527	4	(31,018)	(4,548)	290,229	3,623
Goodwill	70,560	(16,484)	-	-	-	-	-	-
Other Investments	61	-	-	-	-	-	-	-
	79,808	(16,484)	17,527	4	(31,018)	(4,548)	290,229	3,623

The accumulated income from equity interest on the consolidated financial statements is represented by translation losses of R$152,399 and a non-operating income of R$3,623.

On January 3, 2005 the Company acquired 100% of the shares of Só Frango Produtos Alimentícios Ltda. The acquisition generated goodwill in the amount of R$ 62,505, which will be amortized within 3 years based on the expected profitability of the investment.

30

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

In the Extraordinary General Meeting held on April 29, 2005, the incorporation of the wholly owned subsidiary Só Frango Produtos Alimentícios Ltda. was approved by the shareholders of Sadia S.A., with the aim of obtaining operating and corporate benefits, amongst others, resulting in a significant economy of scale due to the decrease in expenses arising from centralizing and rationalizing administrative and operational activities.

On September 9, 2005 Sadia S.A. acquired 100% of the quotas representing the capital of the company Matogrossense de Alimentos Ltda., located in Lucas do Rio Verde, where the Company’s new industrial complex will be established. In the acquisition, goodwill in the amount of R$8,055, was paid, which will be amortized as from the start-up of operations, forecasted for 2007.

10	Property, plant and equipment

		Parent company
	Annual	Cost	Depreciation	Residual amount
	average %	2005	2005	2005	2004
Lands	-	63,828	-	63,828	55,360
Buildings	4	713,259	(329,512)	383,747	348,541
Machinery and equipment	15	986,194	(540,122)	446,072	328,062
Installations	10	218,585	(121,767)	96,818	77,392
Vehicles	27	12,387	(7,807)	4,580	4,666
Breeding stock	-	219,159	(114,145)	105,014	108,065
Forestation and reforestation	-	23,013	(5,919)	17,094	12,731
Others	-	2,891	(1,267)	1,624	452
Construction in progress	-	408,354	-	408,354	163,011
Advances to suppliers		44,264	-	44,264	14,579
		2,691,934	(1,120,539)	1,571,395	1,112,859

31

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

		Consolidated
	Annual	Cost	Depreciation	Residual amount
	average %	2005	2005	2005	2004

Lands	-	64,031	-	64,031	55,465
Buildings	4	713,957	(330,012)	383,945	349,193
Machinery and equipment	15	988,805	(541,494)	447,311	329,324
Installations	10	218,843	(121,859)	96,984	77,539
Vehicles	27	13,554	(8,063)	5,491	5,104
Breeding stock	-	219,159	(114,145)	105,014	108,065
Forestation and reforestation	-	23,013	(5,919)	17,094	12,731
Others	-	4,266	(2,065)	2,201	1,192
Construction in progress	-	409,378	-	409,378	163,011
Advances to suppliers	-	44,564	-	44,564	14,579
		2,699,570	(1,123,557)	1,576,013	1,116,203

We present the changes in the cost of property, plant and equipment below:

	Position in 12.31.2004	Acquisitions	Disposal	Tranfers	Position in 12.31.2005

Lands	55,465	8,567	(976)	975	64,031
Buildings	653,424	21,789	(23,091)	61,835	713,957
Machinery and equipment	818,414	51,011	(24,057)	143,437	988,805
Breeding stock	162,490	56,669	-	-	219,159
Installations	186,790	3,828	(3,342)	31,567	218,843
Vehicles	14,781	2,580	(3,596)	(211)	13,554
Forestation and reforestation	19,768	3,262	(2,389)	2,372	23,013
Others	3,141	11,442	(128)	(10,189)	4,266
Construction in progress	163,011	464,390	(20)	(218,003)	409,378
Advances to suppliers	14,579	18,611	(306)	11,680	44,564
Total Cost of Acquisition	2,091,863	642,149	(57,905)	23,463	2,699,570

32

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

a.	The construction in progress is mainly represented by projects related to the expansion and modernization of industrial units.

b.
In accordance with CVM Deliberation 193/96 the interest incurred in the period arising from financing of projects for modernization and expansion of the industrial units has been recorded in the respective costs of the construction in progress in the amount of R$16,852 (R$11,206 at December 31, 2004).

c.	The Company sold the old administrative center of Granja Rezende for R$17,300, generating a gain of R$165, recorded in nonoperating income.

11	Deferred charges

		Parent company
		Cost	Amortization	Residual value
	Rate	2005	2005	2005	2004

Software implementation	25	158,556	(87,851)	70,705	46,690
Product development	20	13,722	(2,429)	11,293	2,350
Reorganization expenses	20	5,126	-	5,126	-
Others	20	530	(167)	363	100
		177,934	(90,447)	87,487	49,140

		Consolidated
		Cost	Amortization	Residual value
	Rate	2005	2005	2005	2004

Software implementation	25	161,694	(88,342)	73,352	47,042
Product development	20	13,722	(2,429)	11,293	2,351
Reorganization expenses	20	5,126	-	5,126	-
Others	20	705	(283)	422	129
		181,247	(91,054)	90,193	49,522

33

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

12	Loans and financing - Short-term

	Parent company		Consolidated
	2005	2004	2005	2004
Short-term
Foreign currency

Net working financing composed of prepayment subject to LIBOR variation for 1-month deposits (4.39% in December 2005) plus interest of 0.10% p.a., guaranteed by its own investments	-	-	329,976	276,496

Advanced collection relating to the receivables sold, with no interest	-	-	54,376	36,061

Export financing composed of prepayment subject to interest rate of 4.20% p.a., guaranteed by promissory notes or sureties	23,735	26,972	23,735	26,972

Credit lines for the development of foreign trade, with interest rates of 5.76% p.a., guaranteed by promissory notes or sureties	-	-	4,871	35,887

Currency swap contracts	3,522	15,424	3,522	15,424
Interest rate swap contracts	76	1,150	76	1,256
	27,333	43,546	416,556	492,096

Local currency
Rural credit lines and working capital loans with interest of 8.75% p.a.	167,751	155,118	167,751	155,118

Currency swap contracts	106,180	130,543	106,180	130,543
	273,931	285,661	273,931	285,661
	301,264	329,207	690,487	777,757

34

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

	Parent company		Consolidated
	2005	2004	2005	2004
Short-term portion of the long-term debt
Foreign currency

IFC (International Finance Corporation) funding in foreign currency for investment in property, plant and equipment, of which R$23,325 is subject to interest at the rate of 9.05% p.a., guaranteed by real estate mortgages	23,325	129,222	23,325	129,222

Export financing composed of prepayment in amount of R$123,815 subject to LIBOR variation for 6-month deposits (4.7% in December 2005) and interest of 8.2% p.a. and an amount of R$212,634 of a line focused on the incentive for foreign trade activities, plus annual interest of 5.69% p.a., guaranteed by promissory notes or sureties	123,815	236,874	336,449	238,824

BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, composed as follows: FINEM in the amount of R$10,335 subject to the weighted average of exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME in the amount of R$621 subject to the weighted average of exchange variation of currencies traded by BNDES-UMBNDES and fixed interest of 3.%, guaranteed by mortgage bonds and real estate mortgage	10,956	32,380	10,956	32,380

Financing subject to LIBOR variation for 1-month deposits (4.39% in December 2005) plus interest from 0.10% p.a., guaranteed by its own titles	145,719	160,833	145,719	160,833

	303,815	559,309	516,449	561,259

35

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

Local currency
BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, composed as follows: FINAME in the amount of R$ 8,538 subject to the Long-Term Interest Rate -TJLP (9.75% p.a. in December 2005) and interest of 4.45% p.a., FINAME-EXIM in the amount of R$ 139,321 subject to TJLP (9.75% p.a. in December 2005) and interest of 3.97% p.a. and FINEM in the amount of R$ 17,366 subject to TJLP (9.75% p.a. in December 2005) and interest of 3.50% p.a., guaranteed by mortgage bonds and real estate mortgages	165,225	271,036	165,225	271,036

PESA - Special Aid for Agribusiness payable in installments, subject to IGPM variation and annual interest of 9.89%, guaranteed by sureties	5,549	5,458	5,549	5,458

Others subject to interest rate from 4% to 14% p.a.	6,957	34	6,957	34

	177,731	276,528	177,731	276,528

Short-term portion of long-term debt	481,546	835,837	694,180	837,787

Total short-term	782,810	1,165,044	1,384,667	1,615,544

At December 31, 2005 the weighted average interest in short-term loans was 6.90% p.a. (7.06% p.a. at December 31, 2004).

36

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

13	Loans and financing - Long-term

	Parent company		Consolidated
	2005	2004	2005	2004
Foreign currency
Export financing composed of prepayment, payable in amount of R$372,780 in installments up to 2010, subject to LIBOR variation for 6-month deposits (4.7% in December 2005) plus annual interest of 8.2% p.a, and a line focused on the incentive for foreign trade in amount of R$1,212,113, subject to LIBOR variation for 6-month plus interest of 5.69% p.a., guaranteed by promissory notes or sureties	372,780	657,258	1,584,893	924,965

Financing subject to LIBOR variation for 1-month deposits (4.39% in December 2005) plus interest of 0.10% p.a., guaranteed by its own titles	145,719	160,833	145,719	160,833

IFC (International Finance Corporation) for investments in property, plant and equipment, in amount of R$23,325 subject to interest at the rate of 9.05% p.a., guaranteed by real estate mortgages	23,325	129,222	23,325	129,222

BNDES (National Bank for Economic and Social Development), payable from 2006 to 2013, composed as follows: FINEM in the amount of R$29,046 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME in the amount of R$40,704 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed annual interest of 3% p.a. guaranteed by mortgage bonds and real estate mortgages	69,750	66,677	69,750	66,677

Currency swap contracts	3,334	5,281	3,334	5,281
	614,908	1,019,271	1,827,021	1,286,978

37

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

Local currency
BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, payable from 2006 to 2012, composed as follows: FINAME in the amount of R$225,684 subject to the Long-Term Interest Rate -TJLP (9.75% p.a. in December 2005) and interest of 4.45% p.a., FINAME-EXIM in the amount of R$139,321 subject to TJLP and interest of 3.97% p.a. and FINEM in the amount of R$37,654 subject to TJLP and interest of 3.50% p.a., guaranteed by mortgage bonds and real estate mortgages	402,659	436,309	402,659	436,309

PESA - Special Aid for Agribusiness payable from 2006 to 2020, subject to IGPM variation and annual interest of 9.89%, guaranteed by sureties	131,831	129,310	131,831	129,310

Currency swap contracts	7,009	65,174	7,009	65,174
Others subject to interest rate from 4% to 14% p.a.	40,187	21,846	40,187	21,846
	581,686	652,639	581,686	652,639
	1,196,594	1,671,910	2,408,707	1,939,617
Short-term portion of long-term debt	(481,546)	(835,837)	(694,180)	(837,787)
Total long-term	715,048	836,073	1,714,527	1,101,830

The noncurrent portions of financings at December 31, 2005 mature as follows:

	Parent company	Consolidated
Maturity

2007	130,531	196,753
2008	135,570	135,570
2009	116,755	116,755
2010 onwards	332,192	1,265,449
	715,048	1,714,527

38

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

On December 29, 2005, the Company made early settlement in the amount of US$27,500 thousand referring to the financing agreement with the International Finance Corporation (IFC). The Company has revealed its intention to settle the remaining balance of R$23.325 in the short term, and, accordingly, there will be no restrictions with respect to the distribution of dividends in addition to the mandatory minimum dividend required by law, when one of the consolidated financial indexes (current liquidity, long-term indebtedness and total indebtedness) does not meet the agreed ratio levels.

14	Pension plans for employees

In addition to the pension plan, the Company’s human resources policy offers the following benefits:

· Payment of the penalty in connection with the Government Severance Indemnity Fund for Employees upon retirement;
· Payment of a bonus for time of service;
· Payment of indemnification for termination of service; and
· Payment of indemnification for retirement.

These benefits are due in one single payment upon the employee’s retirement or termination of service, and the amounts are computed by actuarial calculations.

15	Commitments and contingencies

Commitments

The Company has non-cancelable leasing agreements for industrial units that expire over the next three years. These leasing are subject to renewal for 4 more years and do not require any penalty if the Company does not renew them. The Company does not pay execution costs, such as maintenance and insurance. The rental expenses totaled R$33,110 in 2005 (R$27,512 in 2004).

39

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

The table below shows the future payments related to the leasing agreement at December 31, 2005:

2006	65,200
2007	65,200
2008	34,200
Total	164,600

In addition the Company signed purchase agreements for production purposes (packaging) in the approximate amount of R$360 million on December 31, 2005, payable until 2010.

Contingencies

The Company and its subsidiaries have several on going claims of a labor, civil and tax nature, resulting from its normal business activities. The respective provisions for contingencies were constituted based on the opinion of the Company’s legal counsel, which considered that unfavorable outcomes are likely.

The Company’s management believes that the provision for contingencies shown below is sufficient to cover any losses arising from legal proceedings.

	Parent company		Consolidated
	2005	2004	2005	2004

Tax proceedings	39,810	31,521	42,217	33,618
Civil proceedings	13,281	11,746	13,281	11,746
Labor proceedings	16,447	13,594	16,449	13,620
	69,538	56,861	71,947	58,984

40

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

The changes in the provision for contingencies are presented as follows:

	Position in 2004	Additions	Disposals	Monetary updates	Position in 2005
Tax proceedings	33,618	11,296	(3,552)	855	42,217
Civil proceedings	11,746	4,861	(5,248)	1,922	13,281
Labor proceedings	13,620	1,036	(782)	2,575	16,449
	58,984	17,193	(9,582)	5,352	71,947

Tax litigation

The main tax contingencies involve the following cases:

a.	Income and social contribution taxes on net income

Provision for income and social contribution taxes on net income amounting to R$9,159, of which R$6,120 recorded on the acquisition of the subsidiary Granja Rezende (incorporated in 2002), R$2,222 on withholding income tax on investments of Granja Rezende and R$817 for other provisions.

b.	Value - Added tax on sales and services - ICMS

The Company is a defendant in several administrative cases involving ICMS, mainly in the States of São Paulo, Rio de Janeiro and Amazonas (SUFRAMA), totaling a probable contingency estimated at R$20,223.

41

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

c.	Other tax contingencies

Several cases related to payment of IOF (Tax on Financial Operations), PIS (Social Integration Program Tax), COFINS (Tax for Social Security Financing) and others totaling a provision of R$12,835.

The Company has other contingencies of a tax nature with a claimed amount of R$479,891, which were assessed as possible losses by the legal advisors and by the Management of the Company and, therefore, no provision was recorded.

On November 9, 2005, the Supreme Court declared by a majority of votes that Law 9718/98 was unconstitutional, which changed the calculation basis of PIS and COFINS, including operating and financial income. This decision affects only the taxpayers whose actions have been judged, however, this decision indicates that the court suits that have the same objective will also be successful. The Company has a court suit questioning the increase in the basis, however, it has been calculating and paying these taxes in accordance with the law. If the Company had already received a final decision, the credit to be recognized in the financial statements would be approximately R$60 million.

Civil litigation

Represents principally proceedings involving claim for indemnification for losses and damages, including pain and suffering, arising from work-related accidents and consumer relations.

The Company has other contingencies of a civil nature with a claimed amount of R$50,242, which were assessed as possible losses by the legal advisors and by Management and, therefore, no provision was recorded.

42

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

Labor claims

The company is involved in approximately 1,780 labor claims. These labor lawsuits refer mainly to claims for overtime, and health exposure and hazard claims, none of which involve a significant amount on an individual basis. The total amount involved is R$35,920, for which the provision in the amount of RS16,449 was recorded based on historical information, representing the best estimate for probable losses.

Court deposits

Whenever necessary the Company has made court deposits, as follows:

	Parent company		Consolidated
	2005	2004	2005	2004

Tax proceedings	63,641	63,800	63,641	63,800
Labor proceedings	13,611	11,120	13,611	11,120
Civil proceedings	1,038	2,178	1,144	2,284
	78,290	77,098	78,396	77,204

16	Shareholders’ equity

a.	Capital

Subscribed and paid-in capital is represented by the following shares with no par value, at December 31, 2005 and 2004:

	2005	2004

Common shares	257,000,000	257,000,000
Preferred shares	426,000,000	426,000,000
Total shares	683,000,000	683,000,000
Preferred shares in treasury	(2,504,288)	(304,288)
Total outstanding shares	680,495,712	682,695,712

43

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

b.	Statutory reserves

Legal reserve

In compliance with article 193 of Law 6404/76, the reserve was recorded at the rate of 5% of the net profit for the year, up to the limit of 20% of the capital.

Research and development reserve

It is recorded at the rate of 5% of the net profit for the year, up to the limit of 10% of capital.

Expansion reserve

It is recorded with at least 15% and with a maximum of 60% of the net profit for the year, up to the limit of 70% of capital.

c.	Treasury stock

The Company’s treasury stock consists of 2,504,288 preferred shares acquired at R$10,377 for future sale and/or cancellation. At December 31, 2005 the market value corresponded to R$16,103.

d.	Shareholders’ remuneration

On December 15, 2005, in an extraordinary general meeting, the right for preferred shares to be included in a potential public offering for sale of the Company’s control was approved, and the shareholders holding preferred shares were guaranteed a minimum price equal to 80% of the amount paid for a share with voting rights, which is part of the controlling block, substituting/excluding item b) of article 12 of the by-laws that grants an advantage for receipt of dividends by holders of preferred shares at least 10% higher than those attributed to the holders of common shares, therefore making equal the remunerations attributed to the common and preferred shares in terms of dividends. This approval was ratified in a Special Meeting of Preferred Shares Holders by 57.12% of the total number of preferred shares holders.

44

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

The corporate bylaws determine the distribution of a minimum dividend of 28% of the net income for the year, adjusted in accordance with article 202 of Law 6404/76. The minimum dividend was paid or credited as interest on own capital. The Company calculated interest on own capital based on the long-term interest rate (TJLP) in force in the year, as shown below:

		2005	2004

Net income for the year		647,403	445,301
	Legal Reserve	(32,370)	(22,265)

Basis		615,033	423,036

Distribuition to shareholders:
-	Interest on shareholders' equity (net of withholding tax of R$ 8.397) paid in advance on August 17, 2005.	47,580	-

-	Interest on shareholders' equity (net of withholding tax of R$ 17.814) recorded at December 31, 2005, to be paid on February 16, 2006.	100,947	-

-	Dividends recorded in December 31, 2005 to be paid on March 16, 2006	26,621	-

-	Interest on shareholders' equity (net of withholding tax of R$ 22.242), paid relatively to 2004.	-	126,068

	TOTAL	175,148	126,068
	Percentage in relation to the basis	28.48%	29.80%

	Interest on shareholders' equity by 1,000 shares in Reais:
	Preferred	R$259.87	R$191.21
	Common	R$253.29	R$173.82

45

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

e.	Market value

The market value of Sadia S.A. shares according to the average quotation of shares traded on the São Paulo Stock Exchange - BOVESPA, corresponded to R$6.43 per thousand shares at December 31, 2005 (R$5.98 at December 31, 2004). Net equity on that date was R$3.27 per thousand shares (R$2.63 at December 31, 2004).

f.	Shareholders composition
Shareholders composition, until the natural person level, of Sadia S.A, which have more than 5% of ordinary stock, at December 31, 2005.

Shareholders	CS	%	PS	%	Total	%

Fundação Attilio F. X. Fontana	24,998,558	9.73%	-	-	24,998,558	3.66%
Osório Henrique Furlan	14,948,969	5.82%	-	-	14,948,969	2.19%
Sunflower Participações S.A. (*)	32,018,789	12.46%	-	-	32,018,789	4.69%
Others shareholders' (*)	104,713,344	40.74%	29,962,661	7.03%	134,676,005	19.71%
Oppenheimer Developing Markets Fund	-	-	24,431,000	5.73%	24,431,000	3.58%
Others shareholders'	80,320,340	31.25%	369,102,051	86.65%	449,422,391	65.80%
Treasury stock	-	-	2,504,288	0.59%	2,504,288	0.37%
Total	257,000,000	100.00%	426,000,000	100.00%	683,000,000	100.00%
(*) Shareholders' agreement participants

46

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

Shareholders composition of Sunflower Participações S.A. at December 31, 2005:

Shareholders	CS	%	PS	%	Total	%

Maria Aparecida Cunha Fontana	14,084,143	43.99%	-	-	14,084,143	43.99%
Attilio Fontana Neto	5,716,562	17.85%	-	-	5,716,562	17.85%
Walter Fontana Filho	6,739,660	21.05%	-	-	6,739,660	21.05%
Vânia Cunha Fontana	5,478,424	17.11%	-	-	5,478,424	17.11%
TOTAL	32,018,789	100.00%	-	-	32,018,789	100.00%

Stocks in possession of the Controllers, Advisory Board, Directors and the Fiscal Council of the Sadia S.A.

At December 31, 2005

	CS	% CS	PS	% PS	Total	% Total

Controlling shareholders	136,732,133	53.20%	41,973,939	9.85%	178,706,072	26.16%
Board of directors members (*)	19,864,334	7.73%	9,101,201	2.14%	28,965,535	4.24%
Officers (*)	11,915	-	4,956,929	1.16%	4,968,844	0.73%
Fiscal council	1,629	-	528	-	2,157	-
Total	156,610,011		56,032,597		212,642,608
(*)Excludes shareholders who are members of the controlling group

47

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

At December 31, 2004

	CS	%	PS	%	Total	%

Controlling shareholders	175,228,263	68.18	53,880,648	12.65	229,108,911	33.54
Members of the Board of Directors (*)	5,478,334	2.13	6,004,296	1.41	11,482,630	1.68
Officers (*)	29,457	0.01	4,548,865	1.07	4,578,322	0.67
Fiscal council	1,629	0.00	528	0.00	2,157	0.00

Total	180,737,683		64,434,337		245,172,020

(*)Excludes shareholders who are members of the controlling group

Outstanding stocks of Sadia S.A. at December 31, 2005:

	CS	%	PS	%	TOTAL	%

Outstanding stocks	120,267,867	46.80%	381,521,773	89.56%	501,789,640	73.47%
Total	257,000,000	100.00%	426,000,000	100.00%	683,000,000	100.00%

17	Stock Option plan

In the Ordinary and Extraordinary General Meeting of April 29, 2005 the stock option plan was approved in its first phase for the Company’s officers. The plan comprises nominative preferred shares issued by the Company available in treasury and has the long-term aim of stimulating the feeling of ownership and commitment to the Company by the participants, and, thus, is in line with the shareholder’s interests.

The plan will be managed by a Management Committee, composed of the Chief Executive Officer and the Human Resources Committee of the Board of Directors.

48

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

The price for exercising the purchase options does not include any discount and will be based on the average value of the quotation for the share in the last three days of trading on the São Paulo Stock Exchange prior to the grant date, updated by the accumulated National Consumer Price Index (INPC) between the grant date of exercising the option. The vesting period, during which the participant cannot exercise his/her right to purchase the shares, will be three years as from the option granting date. The participant will be able to fully or partially exercise his/her purchase rights after the vesting period within a maximum period of 2 years, and only after this period has expired will he/she lose the right to the options not exercised.

The composition of the options granted is presented as follows:

	Date			Price of shares
Grant date	Start	Final	Number of shares	Price on the Grant date	Updated - INPC	Market 12/31/05
06/24/05	06/23/08	06/23/10	2,200,000	5	4.63	6.43

Since the Company has treasury shares earmarked for the stock option plan, the difference between the market value and the updated price for the year will not affect the Company’s results.

18	Employees’ profit sharing

The Company grants its employees a profit sharing plan, which depends on attaining specific targets, established and agreed to at the beginning of each year. This plan has been approved by Administration Council of the Company and it has been registered by a formal agreement with the unions.

49

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

19	Financial result

	Parent company		Consolidated
	2005	2004	2005	2004
Financial expenses
Interest	(211,320)	(251,167)	(235,176)	(323,850)
Monetary variations - Liabilities	(10,570)	(22,322)	(20,379)	(39,623)
Exchange variations - Liabilities	226,931	119,737	199,039	91,461
Others	(43,068)	(27,583)	(68,676)	(49,988)
	(38,027)	(181,335)	(125,192)	(322,000)
Financial income
Interest	90,668	151,926	218,685	268,940
Monetary variations - Assets	205	6,429	205	9,892
Exchange variations - Assets	(121,196)	(114,092)	112,962	(20,111)
Others	17,711	18,467	29,313	30,622
	(12,612)	62,730	361,165	289,343
	(50,639)	(118,605)	235,973	(32,657)

In the period ended September 30, 2004, with the publication of law 5164/04, management decided to reverse the provision for PIS/COFINS on monetary variations of financial investments, in the gross amount of R$ 26 million, which was recorded in other financial income (R$ 17,0 million, net of taxes).

During the second quarter of 2004, the Company sold its Brazilian debt investments (Brazil Global and Brazil C Bearer Bonds). These investments were part of the foreign subsidiaries investment funds portfolio. This operation reduced the exposure of the Company and its subsidiaries to the volatility of these securities. As a result of this operation the Company recorded a loss of approximately R$ 110,000.

50

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

20	Income and social contribution taxes

Income before the provision for income tax (IR) and social contribution on net income (CSLL) was composed as follows:

	Parent company		Consolidated
	2005	2004	2005	2004

Local	719,324	517,925	299,766	367,340
Foreign	-	-	429,254	144,211
	719,324	517,925	729,020	511,551

The composition of income and social contribution taxes is as follows:

	Parent company		Consolidated
	2005	2004	2005	2004
Local
Current	(51,384)	(29,910)	(52,239)	(32,056)
Deferred	(18,817)	(54,295)	(19,189)	(51,955)
	(70,201)	(84,205)	(71,428)	(84,011)
Foreign
Current	-	-	248	(248)
Deferred	(1,720)	11,581	(1,720)	11,581
	(1,720)	11,581	(1,472)	11,333
	(71,921)	(72,624)	(72,900)	(72,678)

51

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

Income and social contribution taxes were calculated at applicable rates and reconciliation with the income and social contribution tax expenses is shown below:

	Parent company		Consolidated
	2005	2004	2005	2004

Income before taxation/profit sharing	719,324	517,925	729,020	511,551
Interest on shareholders' equity	(174,738)	(146,714)	(174,738)	(146,714)
Income before income and social contribuition taxes	544,586	371,211	554,282	364,837
Income and social contribuition taxes at nominal rate - 34%	(185,159)	(126,212)	(188,456)	(124,046)
Adjustment to calculate the effective rate
Permanent differences:
Equity in earnings fo subsidiaries	99,910	35,111	95,421	31,650
Interest on shareholders' equity of subsidiaries	-	-	1,546	1,370
Others	15,048	6,896	20,309	6,767
Provision for income and social contribuition taxes on income of foreign subsidiary	(1,720)	11,581	(1,720)	11,581

Income and social contribuition taxes at effective rate	(71,921)	(72,624)	(72,900)	(72,678)

The composition of deferred income and social contribution taxes is as follows:

	Parent company		Consolidated
	2005	2004	2005	2004
Assets:
Deferred Taxes:
Benefit plan	28,219	28,076	28,219	28,076
Provision for contingencies	23,643	19,333	24,462	20,055
Employees' profit sharing	19,874	16,928	20,163	16,928
Allowance for doubtful accounts	10,256	7,931	10,256	7,209
Tax loss carryforwards and negative basis of social contribution	9,861	19,079	9,861	19,079
Provision for loss on property, plant and equipment	4,417	4,648	4,417	4,648
Summer Plan depreciation	2,834	3,698	2,834	3,698
Goodwill amortization	2,037	-	2,037	-
Others	2,632	3,529	3,795	6,172
Total Assets Deferred Taxes:	103,773	103,222	106,044	105,865
Assets short-term portion	27,223	36,180	29,494	38,823
Assets long-term portion	76,550	67,042	76,550	67,042

52

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

Liabilities:
Deferred Taxes:
Depreciation on rural activities	32,811	11,723	32,811	11,723
Total Liabilities Deferred Taxes:	32,811	11,723	32,811	11,723
Liabilities short-term portion	3,321	-	3,321	-
Liabilities long-term portion	29,490	11,723	29,490	11,723
Net	70,962	91,499	73,233	94,142

The Management considers that the deferred assets arising from temporary differences will be realized in proportion to the final solution of the contingencies and to the payment of the liabilities forecast for the employees’ benefit plans.

The deferred tax assets arising from tax losses and negative basis of social contribution of R$9,861 in the foreign subsidiary, will be realized over the next three years based on management estimates.

21	Risk management and financial instruments

The Company’s operations are exposed to market risks, especially in relation to exchange rate variations, credit risk and grain purchase prices. These risks are monitored by the Risk Management Area which uses a specific system to calculate the “VAR -Value at Risk”, and they are permanently monitored by the finance committee, composed of members of the Board of Directors and other finance executives of the Company, who are responsible for defining the Board’s risk management strategy by determining the position and exposure limits. At December 31, 2005 the Value at Risk (VAR) of the financial assets and liabilities, for one year, with a 95% confidence rating, represents R$ 67,122 (non-audited information).

53

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

a.	Exchange rate risk

The exchange rate risk for loans, financing and any other payables denominated in foreign currency is hedged by short-term investments denominated in foreign currency, with same interest rates, and by derivative financial instruments, such as rate swaps (dollar to CDI), interest rate swap contracts (Libor to pre-fixed or vice-versa) and future market agreements, in addition to foreign receivables from exports, which also reduce exchange variations by serving as a “natural hedge”.

The Company, within its hedge strategy, uses currency futures contracts (US dollars, Euros and Pounds), as a form of mitigating exchange rate risk over operating and financial assets and liabilities. The nominal amounts of these contracts are not recorded in the financial statements.

The result realized from the futures contracts in 2005 generated a gain of R$152,222 (R$38,899 in 2004), recorded as financial results in positive exchange variances.

The results of the operations in the currency futures market, realized and not financially settled and the daily adjustments of currency futures contracts on the Future and Commodities Exchange - BM&F are recorded in the financial statements as “Amounts receivable from futures contracts” and “Amounts payable for futures contracts”.

Unearned income from contracted operations with future maturity is not recognized in the financial statements. The market value of these contracts, if they were settled at December 31, 2005, would give a negative result of approximately R$33,120.

54

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

The Company’s exposure to exchange variation (mainly in US dollars) is shown below:

	Consolidated
	2005	2004
Assets and liabilities in foreign currency
Cash and cash equivalents and short-term investments	1,769,241	1,309,414
Amounts receivable from futures contracts	28,287	196,061
Trade accounts receivable	240,191	155,020
Suppliers	(37,697)	(23,655)
Loans and financing	(2,243,577)	(1,779,074)
Amounts payable for futures contracts	(10,702)	(201,616)
Swap contracts (dollar for CDI (*))	172,374	585,206
	(81,883)	241,356
(*) Interbank deposit interest.

Consolidated hedge contracts outstanding at December 31, 2005 with their respective payment schedules are as follows:

	Position
Derivative instruments	12.31.05	2006	2007	2008	2010

Currency swap contracts
Base value - R$	172,374	150,090	12,908	9,376	-
Base value - US$	64,171	56,667	4,347	3,157	-

Receivables/payables
Asset	18,041	18,041	-	-	-
Liability	(120,045)	(109,707)	(5,988)	(4,350)	-

Rate swap contracts
Base value - R$	890,245	585,954	-	-	304,291
Base value - US$	380,333	250,333	-	-	130,000

55

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

	Position
Derivative instruments	12.31.05	2006	2007	2008	2010

Amount receivable	2,576	1,507	-	-	1,069
Amount payable	(76)	(76)	-	-	-

Futures contracts - US dollars
Long position - US$	38,000	38,000	-	-	-
Short position - US$	601,500	601,500	-	-	-

Future market contracts
Receivable	28,287	28,287	-	-	-
Payable	(10,702)	(10,702)	-	-	-

b.	Credit risk

The Company is potentially exposed to credit risk in relation to its trade accounts receivable, long and short-term investments and derivative instruments. The Company limits the risk associated with these financial instruments by subjecting them to the control of highly rated financial institutions that operate within the limits pre-established by the credit and financing committees.

The concentration of credit risk with respect to accounts receivable is minimized due to the spread of its client base, since the Company does not have any customer or group representing 10% or more of its consolidated revenues, as well as granting credits for customers with solid financial and operational ratios. Generally, the Company does not require a guarantee for sales, however it has contracted an insurance credit policy to its domestic receivables.

56

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

c.	Grain purchase price risks

The Company’s operations are exposed to the volatility in prices of grain (corn and soybean) used in the preparation of animal feed for its breeding stock, where the price variation results from factors beyond the control of management, such as climate, the size of the harvest, transport and storage costs and government agricultural policies, among others. The Company does not enter into futures or options contracts to hedge against fluctuations in the prices of the commodities, however it maintains a risk management strategy, based on physical control, which includes purchase of grain at fixed and fixable prices. The Company has a Grains Committee, composed of the chief executive officer and financial and operational executives. Its aim is to permanently monitor changes in scenarios, establishing limits of authority for purchase or sale.

d.	Estimated market values

Financial assets and liabilities are presented in the financial statements balance sheet at cost plus accrued income and expenses and are stated according to their corresponding expected realization or settlement.

The Company used the following methods and assumptions to estimate the disclosure of the fair value of its financial instruments as of December 31, 2005 and 2004:

Cash and cash equivalents: The book values of cash and banks recorded in the balance sheet are similar to the respective fair values.

Short-term financial investments: The fair value of short-term financial investments is estimated based on the market quotations of comparable contracts.

Accounts receivable and payable: The book values of accounts receivable and payable recorded in the balance sheet are similar to their respective fair values.

57

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

Short and long-term loans and financing: The market values of loans and financing were calculated based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risks, or based on the market quotation of these securities. The market values of BNDES financing are similar to the book values, since there are no similar instruments with comparable maturities and interest rates.

Exchange and interest rate swap contracts: The fair values of exchange and interest rate swap contracts were estimated based on market quotations for comparable contracts. As of December 31, 2005 the contracted amounts in force totaled R$2,381,603(R$1,808,664 in December 31, 2004) and the valuation of these contracts to fair value would result in losses of R$31,227 (gain of R$47,340 in December 31, 2004). The effective cash settlements of the contracts occur on the respective maturities of each agreement. The Company does not intend to settle these contracts before their maturity.

The market values were estimated on the balance sheet date, based on “relevant market information”. Changes in the assumptions may significantly affect these estimates.

The book values and the estimated fair values of the Company’s financial instruments as of December 31, 2004 and 2005 are presented in the table below. The fair value of a financial instrument is the amount for which the instrument could be traded between interested parties under current market conditions.

	Consolidated
	2005		2004
	Book value	Market Value	Book value	Market Value

Cash and cash equivalents	196,306	196,306	155,600	155,600
Short-term investments - Local Currency	745,125	745,125	1,012,175	1,012,175
Short-term investments - Foreign Currency	1,722,258	1,723,481	1,238,350	1,251,066
Trade accounts receivable	520,242	520,242	358,857	358,857
Loans and financing	3,099,194	3,085,024	2,717,374	2,712,685
Suppliers	495,758	495,758	487,654	487,654
Futures contracts, net	17,585	17,585	(5,555)	(5,555)

58

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

e.	Financial indebtedness

	Consolidated
	2005			2004
	Currency			Currency
	Local	Foreign	Total	Local	Foreign	Total
Assets
Cash and cash equivalents	149,323	46,983	196,306	84,536	71,064	155,600
Short-term investments	680,068	1,722,258	2,402,326	751,948	1,216,330	1,968,278
Accounts receivable from future contracts	-	28,287	28,287	-	196,061	196,061
Total current assets	829,391	1,797,528	2,626,919	836,484	1,483,455	2,319,939
Long-term investments	65,057	-	65,057	260,227	22,020	282,247
Total long-term assets	65,057	-	65,057	260,227	22,020	282,247
Total Financial Assets	894,448	1,797,528	2,691,976	1,096,711	1,505,475	2,602,186

Liabilities
Short-term financing	451,662	933,005	1,384,667	562,189	1,053,355	1,615,544
Accounts paybles from future contracts	-	10,702	10,702	-	201,616	201,616
Swap contracts - short-term	150,090	(150,090)	-	421,852	(421,852)	-

Total current liabilities	601,752	793,617	1,395,369	984,041	833,119	1,817,160

Long-term Financing	403,955	1,310,572	1,714,527	376,111	725,719	1,101,830
Swap contracts - long-term
	22,284	(22,284)	-	163,354	(163,354)	-
Total noncurrent liabilities	426,239	1,288,288	1,714,527	539,465	562,365	1,101,830
Total Financial liabilities	1,027,991	2,081,905	3,109,896	1,523,506	1,395,484	2,918,990

Net debt	(133,543)	(284,377)	(417,920)	(426,795)	109,991	(316,804)

59

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

22	Insurance (not audited)

The Company and its subsidiaries have adopted a policy of maintaining insurance coverage at levels that management considers adequate to cover any risks related to liabilities or damages involving their assets. Due to the characteristics of the operations carried out in multiple locations, management takes out insurance for maximum possible loss in a single event, which covers fire, comprehensive general liability and miscellaneous risks (storms, lightning and floods). The Company also takes out insurance for the transportation of goods, personal injury and vehicles.

23	Private pension plan

	a.	Defined benefit plan

The Company and its subsidiary Concórdia S.A. C.V.M.C.C. are the sponsors of a defined contribution pension plan for employees, managed by Fundação Attílio Francisco Xavier Fontana.

The supplementary pension benefit is defined as the difference between (i) the benefit wage (updated average of the last 12 participation salaries, limited to 80% of the last participation salary) and (ii) the amount of the pension paid by the National Institute of Social Security. The supplementary benefit is updated on the same base date and in accordance with the rates applicable to the main activity category of the Company, discounting real gains.

The actuarial system is that of capitalization for supplementary retirement and pension benefits and of simple apportionment for supplementary disability compensation. The Company’s contribution is based on a fixed percentage of the payroll of active participants, as annually recommended by independent actuaries and approved by the trustees of Fundação Attilio Francisco Xavier Fontana.

At December 31, 2005 and 2004, the parent company’s contributions totaled R$2,044 and R$2,018 respectively, and the consolidated contributions, R$2,097 and R$2,058, respectively.

60

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

According to the Foundation’s statutes, the sponsoring companies are jointly liable for the obligations undertaken by the Foundation on behalf of its participants and dependents.

At December 31, 2005 the Foundation had a total of 21,697 participants (24,174 on December 31, 2004), of which 18,156 were active participants (20,775 on December 31, 2004).

Information on the actuarial calculation of the social security plan is presented below:

	2005	2004
Composition of actuarial assets
Present value of the actuarial liabilities	704,529	580,504
Fair value of the actuarial assets	(1,035,000)	(904,695)
Unrecognized actuarial losses	198,896	187,654
Net actuarial assets	(131,575)	(136,537)

Reconciliation of present liabilities value
Liability value at the beginning of the year	580,504	561,366
Gross current cost of services (with interest)	18,442	22,709
Interest in actuarial liabilities	64,139	62,004
Benefits paid during the year	(30,468)	(26,921)
Liabilities - (gains)/losses	71,912	(38,654)
Liabilities value at the end of the year	704,529	580,504

Reconciliation of fair value of assets
Fair value of assetes at the beginning of the year	904,695	756,642
Benefits paid during the year	(30,468)	(26,921)
Participant contribuitions during the year	6,177	5,933
Sponsor contribuitions made during the year	2,154	2,249
Assets earnings for the year	152,442	166,792
Fair value of assetes at the end of the year	1,035,000	904,695

Calculation of (gains)/losses
Value of losses at the beginning of the year	(187,654)	(74,870)
Losses in actuarial liabilities	4,479	-
(Gains)/losses in actuarial liabilities	49,397	(38,654)
Gains in plan assets	(41,850)	(74,391)
(Gains)/losses in employee contribuitions	(753)	261
(Gains)/losses at the end of the year	(176,381)	(187,654)

61

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

	2005	2004
Actuarial assumptions adopted in the calculation
Nominal discount rate for actuarial liabilities	11.30%	11.30%
Expected nominal earnings rate on assets	12.35%	12.35%
Estimated nominal growth rate for salaries	7.10%	7.10%
Estimated nominal growth rate for benefits	5.00%	5.00%
Biometric table of general mortality	AT83
Biometric table of disability leave	TASA 1927
Expected rotation rate	3% py
Probability of applying for retirement	55 years

The actuarial asset has not been recognized in the sponsor’s financial statements due to the lack of prospects of realization.

	b.	Defined contribution plan

As from January 1, 2003, the Company began to adopt new supplementary pension plans under the defined contribution modality for all employees hired by Sadia and its subsidiaries. Under the terms of the regulations, plans are funded on an equitable basis so that the portion paid by the Company is equal to the payment made by the employee in accordance with a contribution scale based on salary bands that vary between 1.5% and 6% of the employee’s remuneration, observing a contribution limit that is updated annually. The contributions made by the Company at December 31, 2005 and 2004 totaled R$2,276 and R$1,439 respectively. As of December 31, 2005 this plan had 11,563 participants (11,927 in December 31, 2004).

24	Segment and Related Information

The following information about segments is based upon information used by the Company’s management to assess the performance of operating segments and decides on the allocation of resources.

The Company has three identifiable reportable segments: Processed products, Poultry and Pork. The Company evaluates segment performance based on information generated from its statutory accounting records prepared in accordance with accounting principles generally accepted in Brazil.

62

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

a.	Segment Information

	2005	2004
Net Operating Revenue
Processed Products	3,147,296	2,731,136
Poultry	3,199,246	2,951,897
Pork	732,710	586,595
Others	239,186	37,845
Total Net Operating Revenue	7,318,438	6,307,473

Other net operating revenue is primarily attributable to grain and by-products and beef products operations.

	2005	2004
Depreciation Expenses
Processed Products	(60,863)	(76,648)
Poultry	(80,336)	(77,476)
Pork	(16,853)	(20,647)
Others	(7,294)	(1,363)

Total depreciation expenses allocated to segments	(165,346)	(176,134)
Depreciation allocated to administrative expenses	(12,829)	(13,461)
Total depreciation expenses	(178,175)	(189,595)

Segment Operating income
Processed Products	273,684	274,197
Poultry	269,766	260,393
Pork	94,586	70,902
Others	2,798	(3,764)
Total operating income	640,834	601,728
Interest expense	(324,231)	(413,461)
Interest income	248,203	309,454
Exchange gains (losses), net	159,602	20,672
Income before income taxes and social contribution	724,408	518,393

63

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

	2005	2004
Segment assets
Processed Products	626,055	491,982
Poultry	753,255	459,035
Pork	147,923	137,798
Others	138,973	76,910
Total property, plant and equipment	1,666,206	1,165,725

Reconciling items - corporate assets
Cash and cash equivalents	196,306	155,600
Short-term investments	2,402,326	1,968,278
Long-term investments	65,057	282,247
Accounts and notes receivables, net	509,615	349,605
Inventories	992,490	1,064,671
Others corporate assets	690,825	739,691
Total consolidated assets	6,522,825	5,725,817

Capital expenditures
Processed Products	194,587	93,220
Poultry	372,761	146,606
Pork	26,982	40,145
Others	91,662	52,286
Total segment capital expenditures	685,992	332,257

b.	Export sales by region/market

	2005	2004

Europe	978,318	985,745
Middle East	1,047,615	802,935
Asia	635,907	602,201
Americas	542,151	387,130
Eurasia (mainly Russia and other former Soviet Union countries)	872,333	806,520
	4,076,324	3,584,531

64

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

Revenues are attributed to regions based upon where the products are shipped. All long-lived operational assets are located in Brazil and assets located outside of Brazil consist of sales offices located in various countries.

65

Sadia S.A.

Board of Directors

Walter Fontana Filho
Chairman

Eduardo Fontana D'Ávila
Member

Osório Henrique Furlan
Member

Alcides Lopes Tápias
Member

Everaldo Nigro dos Santos
Member

Francisco Silverio Morales Cespede
Member

Marise Pereira Fontana Cipriani
Member

Norberto Fatio
Member

Romano Ancelmo Fontana Filho
Member

Sérgio Fontana dos Reis
Member

Vicente Falconi Campos
Member

66

Sadia S.A.

Officers

Gilberto Tomazoni
Chief Executive Officer

Luiz Gonzaga Murat Júnior	Ernest Sícoli Petty
Chief Financial Officer and Investor Relations Director	Supply Director

Cláudio Lemos Pinheiro	Flávio Luís Fávero
Administrative and Controllership Director	Industrialized Production Director

Flávio Riffel Schmidt	Gilberto Meirelles Xandó Baptista
Information Technology Director	Internal Market Commercial Director

Alfredo Felipe da Luz Sobrinho	Guilhermo Henderson Larrobla
Institutional and Legal Relations Director	International Sales Director

Adilson Serrano Silva	José Augusto Lima de Sá
Human Resources and Management Director	International Relationships Director

Alexandre de Campos	Paulo Francisco Alexandre Striker
International Sales Director	Logistics Director

Antonio Paulo Lazzaretti	Roberto Banfi
Technology and Quality Guarantee Director	International Sales Director

Ricardo Fernando Thomas Fernandes	Valmor Savoldi
Grain Purchase Director	Planning, Logistics and Supplies Director

Sérgio Carvalho Mandin Fonseca	Ronaldo Korbag Muller
National Sales Director	Poultry Production Director

*	*	*

Jairo Aldir Wurlitzer	Giovanni F, Lipari
Accounting Manager	Accountant
CRC/SC 13.937	CRC 1SP201389/0-7

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